Global is designed to be a long-term investment and investors may not be able to sell their investment. In addition, minimum suitability standards have been established for investors that generally require an investor have a combined gross annual income of at least $45,000 and a net worth of at least $45,000 or a net worth of at least $150,000. Your state or broker-dealer may have different suitability requirements. Please consult the prospectus or ask your financial advisor to determine your suitability.
What are your liquidity strategies?
Our intention is to provide liquidity for CPA®:16 — Global investors generally within eight to twelve years following the investment of substantially all of the proceeds from our initial offering. Past CPA® funds have achieved liquidity by selling their properties and by going public (listing or merging into shares traded on the NYSE).
What happens if I should decide to sell my investment?
Investors who need to get out before CPA®:16 — Global’s liquidation strategy is fully implemented are likely to receive less than the underlying value of their investment at the time of sale. If the need to liquidate your investment should arise, please contact our Investor Relations department at 1-800-WP CAREY.

Shares redeemed through CPA®:16 — Global will be liquidated at $9.30 per share until we have an independent valuation, after which the redemption price will be the current net asset value of CPA®:16 — Global less a 7% surrender fee. The board of directors of CPA®:16 — Global, at its sole discretion, may amend or suspend our redemption of shares at any time. Please consult the prospectus for details about the redemption of shares. Our advisor may also assist with the identification of prospective third party buyers. Before
CASTLE ROCK INDUSTRIES, INC.
Property Type:
Corporate Headquarters
Property Size:
195,906 square feet